ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 7

INSURED                                                                                                                     BOND NUMBER

Consulting Group Capital Markets Funds                                                            94334307B

EFFECTIVE DATE                                                                BOND PERIOD                                                      AUTHORIZED REPRESENTATIVE

September 1, 2008                                           September 1, 2007 to September 15, 2008                             /S/ Matthew Link

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the expiration date of the Bond Period set forth in Item 2 of the Declarations is hereby amended to be

12:01 a.m. on  September 15, 2008

Standard Time at the Principal Address as set forth in Item 1 of the Declarations.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN9.0-01 (1/02)